Exhibit 99.1

Grindrod Shipping Holdings Ltd.
Abbreviated Name: GRINSHIP
Registered in Singapore with registration number 201731497H
JSE Share code: GSH
ISIN: SG9999019087
Primary listing on NASDAQ Global Select Market
Secondary listing on the JSE Main Board

UPDATE ON VOLUNTARY CONDITIONAL CASH OFFER AND SPECIAL DIVIDEND DECLARED

Shareholders of Grindrod Shipping Holdings Ltd. (“Company”) are referred to the announcement published by the Company on 12 October 2022 on the Stock Exchange News Service (“SENS”), as well as subsequent announcements on 13 October 2022 and 17 October 2022 on SENS, regarding the voluntary conditional cash offer (the “Offer”) to be made by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), for all of the issued ordinary shares (“Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury).

Shareholders are further referred to the announcement of the publication of the offer to purchase containing the full terms and conditions of the Offer (“Offer to Purchase”) together with other related documents, published on SENS on 31 October 2022.

It is confirmed that the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D‑9, and the other documents filed with the Securities and Exchange Commission (“SEC”) by the Company are available free of charge on the Company’s website at www.grinshipping.com/investorrelations.

Continued Conditionality of the Special Dividend

On 28 October 2022 and in connection with the Offer, as announced on SENS on 31 October 2022, the Company declared a special dividend of US$5.00 per Share (“Special Dividend”) on the basis that:

•	the record date for the Special Dividend is 25 November 2022;

•	the last day to trade Shares on the JSE with reference to the Special Dividend will consequently be 22 November 2022 (“LDT”); and

•
the payment of the Special Dividend is conditional upon the Offer being accepted to such a level as will result in the Offeror and persons acting in concert with it, holding Shares carrying more than 50% of the aggregate voting rights of all Shares on a fully diluted basis (other than treasury Shares) (“Minimum Condition”)

As at the date of this announcement, which is the LDT, it is not yet certain that the Minimum Condition will be satisfied as at the expiration time of the initial offer period, being 11:59 p.m. (New York time) on 28 November 2022 (which is 6:59 a.m. (South African time) on 29 November 2022) (“Expiration Time”), meaning that the payment of the Special Dividend remains conditional.

Exchange rate for conversion of Special Dividend to South African Rand

Shareholders registered on the South African branch register are advised that the Special Dividend of US$5.00 per Share will be converted to Rands at a USD/Rand exchange rate of 17.27510. This will equate to a gross Special Dividend of ZAR86.37550 per Share.

Dividends declared and paid by the Company to South African resident shareholders holding shares on the South African branch register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net Special Dividend to South African resident shareholders who are not exempt from SA DWT, equates to ZAR69.10040 per Share.

Update to Indicative Offer Timetable

Shareholders are referred to the announcement of the publication of the Offer to Purchase together with other related documents, published on SENS on 31 October 2022, and are advised that the results of the Offer and currency conversion announcement will be released on SENS on Tuesday, 29 November 2022.

Forward-Looking Statements

This announcement contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the Shares (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s, or TMI’s and the Offeror's, as applicable, current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of the Offer in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror nor the Company undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or any other regulatory or supervisory body or agency.

Important Information

This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that TMI and the Offeror filed, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company filed, with the SEC on 28 October 2022. Any solicitation and offer to buy Shares of the Company is only being made pursuant to the Offer to Purchase and related tender offer materials. The Tender Offer Statement, including the offer to purchase and certain other offer documents (as they may be updated and amended from time to time), and the Solicitation/Recommendation Statement on Schedule 14D-9 contain important information. Any holders of Shares are urged to read these documents carefully because they contain important information that holders of Shares should consider before making any decision with respect to the tender offer. The offer to purchase and the solicitation/recommendation statement and other filings related to the offer are available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror are available free of charge on TMI’s website at www.taylormaritimeinvestments.com/investor-centre/shareholder-information/. Copies of the Offer to Purchase, the solicitation/recommendation statement on Schedule 14D‑9 and the other documents filed with the SEC by the Company are available free of charge on the Company’s website at www.grinshipping.com/investorrelations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the offer, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor New York, NY 10104 and by telephone at (866) 695-6078 (toll-free).

Offer Jurisdictions

The Offer under the Offer to Purchase is part of a single offer that is being made on the same terms in the United States, Singapore, South Africa and other jurisdictions where the Offer may be legally extended.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly. Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

Company Contact:
Stephen Griffiths
Interim CEO / CFO
Grindrod Shipping Holdings Ltd.
200 Cantonment Road, #03-01 Southpoint
Singapore, 089763
Email: ir@grindrodshipping.com
Website: www.grinshipping.com

Investor Relations / Media Contact:
Nicolas Bornozis / Paul Lampoutis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (212) 661-7566
Fax: (212) 661-7526
Email: grindrod@capitallink.com

By Order of the Board

22 November 2022

Sponsor: Grindrod Bank Limited